GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

Downers Gap, Inc.

(Name of Small Business Issuer in its charter)

     Delaware                                      26-0705318
(State or other jurisdiction of               (I.R.S. Employer
   incorporation or organization)              Identification No.)

17 State Street, Floor 16, New York, NY                 10004

     (Address of principal executive offices)                    (Zip Code)

212-732-7184

Issuer's telephone number

Securities to be registered under Section 12(b) of the Act:

NONE

Securities to be registered under Section 12(g) of the Act:

 Common

(Title of class)

PART I

DESCRIPTION OF THE BUSINESS

(a) Business Development

The Company was incorporated in Delaware on June 11, 2007. Since inception, we have been engaged in organizational efforts and obtaining initial financing; we were formed as a vehicle to pursue a business combination.  Our purpose is to seek the acquisition of or merger with, an existing company.   We are a “blank check” company, which is defined in Section 7(b) (3) of the Securities Act of 1933 as a company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or an acquisition with an unidentified company or companies and is issuing “penny stock" securities as defined in Rule 3(a) (51) of the Securities Exchange Act of 1934.  The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies.  We are voluntarily filing this registration statement on Form 10-SB to register our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.  As a reporting company, we may be more attractive to a private acquisition target because our common stock may thereby be eligible to be quoted on the OTC Bulletin Board or other markets or exchanges.  As a result of filing this registration statement, we will be obligated to file with the U. S. Securities and Exchange Commission certain interim and periodic reports including an annual report containing audited financial statements.  We do not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination, but we do intend to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

We are not restricting our search for an acquisition target to any particular industry or geographical area.  We may therefore engage in essentially any business in any industry.  Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors.  Because we have no specific business plan or expertise, our activities are subject to several significant risks.  In particular, any business acquisition or participation we pursue will likely be based on the decision of management without the consent, vote, or approval of our shareholders.  Our future success depends upon our ability to locate and consummate a merger or acquisition with an operating company and, ultimately, to attain profitability.  There is no assurance that we will be successful in consummating a merger or acquisition with an operating company or that we will attain profitability.

(b) Business of Issuer

We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective is to achieve long-term growth potential through a business combination rather than short-term earnings. We are not restricting potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.  Furthermore, management does not intend to undertake any efforts to cause a market to develop in our securities until we have successfully concluded a business combination.

Although our officers and directors have been, and will continue to analyze business combination opportunities, to date, we have only had limited discussions with potential merger candidates; we have not entered into any formal or informal agreements with any such candidate. We will consider the following kinds of factors in analyzing potential business combinations:

(a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b) Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c) Strength and diversity of management, either in place or scheduled for recruitment;

(d) Capital requirements and anticipated availability of required funds, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(e) The cost of participation as compared to the perceived tangible and intangible values and potentials;

(f) The extent to which the business opportunity can be advanced;

(g) The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

(h) Any other relevant factors.

In applying the foregoing criteria, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to our limited capital, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

The manner in which we will participate in an opportunity will depend upon the nature of the opportunity and the respective needs and desires of our company and the promoters of the opportunity, and the relative negotiating strengths of the parties.

It is likely that we will participate in a business opportunity through the issuance of our common stock or other securities. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares of the surviving entity. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of our stockholders prior to such reorganization.

It is likely, that our present stockholders will not have control of a majority of the voting shares following a reorganization transaction. As part of such a transaction, all or a majority of our directors may resign and new directors may be appointed without any vote by stockholders.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving us, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. Obtaining stockholder approval may result in delays and additional expenses in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss of the related costs incurred.

Competition

We expect to encounter substantial competition in our efforts to acquire a business opportunity.  The primary competition is from other companies organized and funded for similar purposes, small venture capital partnerships and corporations, small business investment companies and wealthy individuals.

Employees

We presently have no employees apart from our management. Our officers and directors are engaged in outside business activities and anticipate that they will devote to our business only very limited time until the acquisition of a successful business opportunity has been consummated. We do not expect any significant changes in the number of our employees other than such changes, if any, incident to a business combination.

Operations

We have not conducted any operations.  Additionally, we have not performed any services or earned any revenue since inception.

Need for Government Approval

Since we do not have any operations, we do not currently require the approval of any government agency.  However, such approval may become necessary based upon the type of business we ultimately engage in.

Environmental Compliance

We do not face any environmental compliance issues or costs.

We have never been a party to any bankruptcy, receivership, or similar proceeding, nor have we been subject to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets not in the ordinary course of business.

(c) Reports to security holders.

(1)

We are not required to deliver an annual report to security holders and at this time do not anticipate the distribution of such a report.

(2)

As a result of filing this registration statement, we will be obligated to file with the U. S. Securities and Exchange Commission certain interim and periodic reports including an annual report containing audited financial statements and we anticipate that we will continue to file such reports as required under the Exchange Act.

(3)

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

RISK FACTORS

You should carefully consider the risks described below before making an investment in us.    All of these risks may impair our business operations.  If any of the following risks actually occur our business, financial condition or results of operations could be materially adversely affected.  In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We may not be able to successfully obtain an appropriate merger candidate.

Ideally, we should find a merger candidate that will increase shareholder value and enable us to commence operations.  However, there is no assurance that we can identify such a business opportunity and consummate such a business combination.

Our business is difficult to evaluate because we have no operating history.

Since we do not have an operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can complete a business combination with a profitable business opportunity. Additionally, without an operating history, there is nothing for which prospective candidates can evaluate our business.  Potential investors should consider the risks, expenses, and difficulties associated with developmental stage companies and information companies. These risks include, but are not limited to, the absences of a significant operating history, lack of market recognition, and limited banking and financial relationships.  We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

Our management has limited experience and may miss certain business opportunities.

Our success will be dependent on our management. Our officers and directors have only limited experience in the business activities in which we intend to engage.  Management believes it has sufficient experience to implement our business plan, although additional managerial assistance may be required.

There is competition for the types of companies with which management seeks to complete a business combination.

We are in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers or joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities are active in mergers and acquisitions of companies that may be desirable target candidates for us. These entities probably have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing such transactions.  These competitive factors may reduce the likelihood of our identifying and successfully completing a business combination.

Future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. If we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

The Company has no existing agreement for a business combination or other transaction.

Management will seek out and investigate business opportunities through every reasonably available avenue, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; we may also present ourselves as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.  However, there can be no assurance that we will be able to identify a suitable merger candidate.  Moreover, if we do find a suitable candidate, there is no assurance that we will be able to negotiate a business combination on favorable terms; consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.  Additionally, decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with SEC reporting requirements may delay or preclude a business combination transaction. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements timely may thus be precluded as a suitable candidate.

Risks associated with select industries or businesses are currently unknown and cannot be ascertained.

We have not identified any particular industry or business in which to concentrate our potential interests.  Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which we may ultimately consummate an acquisition.  To the extent that we may acquire a business in a high-risk industry, we will become subject to those risks.  Similarly, if we acquire a financially unstable business or a business that is in the early stages of development, we will become subject to the numerous risks to which such businesses are subject.  Although management intends to consider the risks inherent in any industry and business in which we may become involved, there can be no assurance that we will correctly assess such risks.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is currently no trading market for our Common Stock.

Our common stock does not trade on any market or exchange.  Outstanding shares of our Common Stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.  In the absence of any readily available secondary market for our securities, holders thereof may experience great difficulty in selling their securities at or near the price originally paid by them.

Furthermore, penny stocks typically are equity securities with a price of less than $5.00 a share, other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities are provided by the exchange or system. Currently our common stock does fall under the definition of a penny stock and is subject to Section 15(g) of the Securities Exchange Act of 1934 and the relevant rules thereunder. The "penny stock" rules impose additional sales practice requirements on the broker-dealers who sell our securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual incomes exceeding $200,000 or combined with his/her spouse, $300,000). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation received by the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and the broker-dealer must obtain the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules and investors may find it more difficult to sell their securities.  These rules may also deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

Our business will have no revenues unless and until we merge with or acquire an operating business.

We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

We will most likely issue more shares in a merger or acquisition, which will result in substantial dilution.

Our Certificate of Incorporation authorizes the issuance of a maximum of 75,000,000 shares of our common stock and 10,000,000 shares of preferred stock. Any merger or acquisition effected by us may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. To the extent that additional shares of our securities are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of common stock might be materially adversely affected.

We do not know the structure of future acquisitions or how they will affect us.

Management has had only preliminary contacts and discussions regarding proposals or arrangements to engage in or acquire assets, property or a business, however, we have no present plans or agreements in place with regard to any specific acquisition.  Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition.  However, because we have virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock.  Notwithstanding the foregoing, we cannot guarantee that we will ever have such a plan or agreement for an acquisition, in which case, our securities will have virtually no value.

We may not be able to obtain the assistance of brokerage firms after we complete certain types of transactions that management is currently considering.

Because we may seek to complete a business combination through a “reverse merger,” following such a transaction we may not be able to attract the attention of major brokerage firms.  Additional risks may exist since we will assist a privately held business to become public through a “reverse merger.” Securities analysts of major brokerage firms may not provide us with coverage since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.  This will hinder stockholders ability to sell our securities.

We cannot assure you that following a business combination with an operating business, our Common Stock will be listed on NASDAQ or any other securities exchange.

Following a business combination, we may seek to list our common stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. After completing a business combination, until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the “pink sheets,” where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock.

The fact that our directors and officers own approximately 98% of our voting capital stock may decrease your influence on shareholder decisions.

Our executive officers and directors, in the aggregate, beneficially own approximately 98% of our voting capital stock.  As a result, our officers and directors will have the ability to influence our management and affairs and the outcome of matters submitted to shareholders for approval, including the election and removal of directors, amendments to our bylaws and any merger, consolidation or sale of all or substantially all of our assets and the adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

PLAN OF OPERATIONS

The following plan should be read in conjunction with our Financial Statements and the notes thereto which appear elsewhere in this report.    This plan contains forward-looking statements based on current expectations, which involve uncertainties.  Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors.  Readers should also carefully review risks factors provided in this Memorandum.

We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. We will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

We do not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury, if any, or with additional money contributed by directors, officers or other sources.

During the next 12 months we anticipate incurring costs related to:

      (i)   filing of Exchange Act reports, and

      (ii)  costs relating to consummating an acquisition.

We believe we will be able to meet these costs through use of funds in our treasury and additional amounts, as necessary, to be loaned to or invested in us by our stockholder, management or other investors.

We may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

Although we have had preliminary discussions with potential candidates, we have not yet entered into any informal or formal agreements and continue to look for the best suited candidate for a business combination. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

We anticipate that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

DESCRIPTION OF PROPERTIES

We neither rent nor own any properties.  We currently use the office space provided by the founder rent free on a month to month basis. We do not have any policies with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following sets forth the number of shares of our $.001 par value common stock beneficially owned by (i) each person who, as of the date hereof, was known by us to own beneficially more than five percent (5%) of our issued and outstanding common stock, which is our only issued and outstanding voting equity security; (ii) the names of each director and executive officer, the number of shares our common stock beneficially owned, and the percentage of our common stock so owned, by each such person; and (iii) the Officers and Directors as a group. As of the date hereof, there are 2,050,000 common shares issued and outstanding and no shares of preferred stock outstanding.

Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares beneficially owned. All information with respect to beneficial ownership has been furnished by the respective Director, executive officer or stockholder, as the case may be. Except as otherwise noted, each person has an address in care of the Company.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Voting of Securities(1)
David Kretzmer, CEO	1,500,000	73.17%

Luis Philippe Antunes, CFO	500,000	24.39%

All directors and officers as a group (2 persons)	2,000,000	97.56%

________________

(1)

All Percentages have been rounded up to the nearest one hundredth of one percent.

Changes in Control

To the best of our knowledge, there are no arrangements that could cause a change in our control. Although we do not have any formal agreements in place, the business combination we ultimately pursue may cause a change in control.

DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

The following table and text set forth the names and ages of all of our directors and executive officers as of October 30, 2007. The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. To date we have not had an annual meeting.  There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

NAME

AGE

 POSITION
David Kretzmer	54	Chief Executive Officer
Luis Philippe Antunes	35	Director

David Kretzmer, CEO, has been the senior partner of Kretzmer & Associates, PLLC a New York law firm specializing in international transactions, taxation, company law, corporate finance and securities law.  Mr. Kretzmer is also the senior partner of Kretzmer Cohen Starkman & Co., an Israeli law firm specializing in real estate, taxation, company law, corporate finance and merchant banking.  Mr. Kretzmer received his law degree from the University of Witwatersrand in Johannesburg, South Africa and is licensed to practice law in South Africa. Mr Kretzmer has run numerous projects and has extensive experience in establishing and managing development stage companies.

Luis Philippe Antunes, Director has over ten years of experience primarily in the technology and service sectors.  Mr. Antunes spent five years as head of sales and operations in a company selling accounting and business systems software.  In 2003, he began providing his own consulting services, which focused initially on marketing the financial needs of others and ultimately on funding activity through private and public markets.  With the growth of his network and success, he established his own firm Sherbrooke Funding Inc.(formerly named ALLK, Inc.) in 2005.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

Corporate Governance

The Board of Directors acts as the Audit Committee and the Board has no separate committees. All functions of a nominating committee, audit committee and compensation committee are currently performed by the full Board of Directors. We do not have a qualified financial expert at this time because we have not been able to hire a qualified candidate. Further, we do not have adequate financial resources at this time to hire such an expert. If and when we find a suitable merger candidate and commence operations, we will comply with the requirements of Item 407 of Regulation S-B as necessary.

Prior Blank Check Company Experience

None of our directors have any prior experience as officers or directors of blank check companies; however, through their respective experiences we believe that they are qualified to carry out our business plans.

EXECUTIVE COMPENSATION

None of the Company’s officers or directors has received any cash remuneration since inception. Officers will not receive any remuneration upon completion of the offering until the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. None of the officers and directors intends to devote more than a few hours a week to our affairs.

It is possible that, after we successfully consummate a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, we have a policy whereby the offer of any post-transaction employment to members of management will not be considered in our decision to undertake any proposed transaction.

We do not have any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for our employees’ benefit.

There are no understandings or agreements regarding compensation our management will receive after a business combination.

Option/SAR Grants in Last Fiscal Year

No options or stock appreciation rights were granted during the last fiscal year.

Long-Term Incentive Plans

None.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have not conducted any business since inception.  Furthermore, no employees or people, other than our officers and directors have been involved with us since inception.  There have not been any related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

DESCRIPTION OF SECURITIES

Common Stock

The total number of shares of common stock that we have the authority to issue is 75,000,000 at $0.001 par value. As of the date hereof, 2,050,000 common shares are issued and outstanding. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders, including the election of directors. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they so choose.

Preferred Stock

Our Board of Directors will be authorized, without further action by the shareholders, to issue, from time to time, up to 10,000,000 shares of preferred stock in one or more classes or series.  Similarly, our Board of Directors will be authorized to fix or alter the designations, powers, preferences, and the number of shares which constitute each such class or series of preferred stock.   Such designations, powers or preferences may include, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes, if any, per share), redemption rights (including sinking fund provisions, if any), and liquidation preferences of any unissued shares or wholly unissued series of preferred stock. As of the date of this filing, we have not issued any of our preferred stock.

It is not possible to state the actual effect of any authorization of preferred stock upon the rights of holders of common stock until our Board of Directors determines the specific rights of the holders of any series of preferred stock.  Our Board of Director’s authority to issue preferred stock also provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.  Accordingly, the issuance of preferred stock may be used as an “anti-takeover” device without further action on the part of our stockholders, and may adversely affect the holders of our common stock.

PART II

MARKET FOR COMMON EQUITY & RELATED STOCKHOLDER MATTERS

(a)

Market Information. Our common stock is not trading on any stock exchange. We are not aware of any market activity in our stock since its inception through the date of this filing.

(b)

Holders. As of the date hereof, there are approximately 3 record holders of our common stock.

(c)

Dividends. We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future.  We intend to utilize all available funds for the development of our business.

(d)

Securities Authorized for issuance under equity compensation plans.  We do not have any equity compensation plans.

The Securities Enforcement and Penny Stock Reform Act of 1990

As discussed elsewhere in this Report, our common stock may be considered a "penny stock" as defined in certain rules under the Securities Exchange Act of 1934. In general, a security which is not quoted on NASDAQ or has a market price of less than $5 per share where the issuer does not have in excess of $2,000,000 in net tangible assets is considered a penny stock. Unless we can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that our securities, for some period of time, would be defined under the Act as a “penny stock.”  The Commission's Rule 15g-9 regarding penny stocks imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally persons with net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rules, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Thus, the rules affect the ability of broker-dealers to sell our common stock, if it is a penny stock, should they wish to do so because of the adverse effect that the rules have upon liquidity of penny stocks. Unless the transaction is exempt under the rules, under the Securities Enforcement Remedies and Penny Stock

Reform Act of 1990, broker-dealers effecting customer transactions in penny stocks are required to provide their customers with (i) a risk disclosure document; (ii) disclosure of current bid and ask quotations if any; (iii) disclosure of the compensation of the broker-dealer and its sales personnel in the transaction; and (iv) monthly account statements showing the market value of each penny stock held in the customer's account. These requirements present a substantial burden on any person or brokerage firm who plans to trade out securities and would thereby make it unlikely that any liquid trading market would ever result in our securities while provisions of this Act might be applicable to those securities.  In addition, various state securities laws impose restrictions on transferring "penny stocks".

Blue Sky Compliance

The securities laws of the several states, Blue Sky laws, may restrict trading of penny stock companies.  Management is aware that a number of states currently prohibit the unrestricted trading of penny stock companies absent the availability of exemptions, which are in the discretion of the states’ securities administrators.  The effect of these states’ laws would be to limit the trading market, if any, for our shares and to make resale of shares acquired by investors more difficult.

LEGAL PROCEEDINGS

We are not currently a party to any material legal proceeding and we are unaware that any such proceeding is contemplated or threatened against us.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have had no disagreements with our certified public accountants with respect to accounting practices or procedures or financial disclosure.

RECENT SALES OF UNREGISTERED SECURITIES

In May 2007, we issued 50,000 shares of our common stock in exchange for legal services provided to us. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act for issuances not involving a public offering.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation limit, to the maximum extent permitted by law, the personal liability of directors and officers for damages for breach of any duty owed to us or to our shareholders. The Articles of Incorporation provide further that we shall have the power, in our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify our officers and directors against any contingency or peril as may be determined to be in our best interest, and in conjunction therewith, to procure, at our expense, policies of insurance. Quotations on a Director's and Officer's Insurance Policy, and an Errors and Omissions Policy are currently being sought.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S

FINANCIAL STATEMENTS.

Attached are our audited financial statements for the periods noted below. The following financial statements are attached to this report and filed as a part thereof.

PAGE (S)

BASIC FINANCIAL STATEMENTS

Independent Auditor’s Report

1

Consolidated Balance Sheet as of August 31, 2007

2

Consolidated Statement of Operations for the Period From

     June 11, 2007 (date of inception) to August 31, 2007

3

Consolidated Statement of Cash Flows for the Period From

     June 11, 2007 (date of inception) to August 31, 2007

4

Consolidated Statement of Changes in Stockholders’ Equity for the

     Period from June 11, 2007 (date of inception) to August 31, 2007

5

Notes to the Financial Statements

6-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management of

Downer’s Gap, Inc.

Perkinsville, Vermont

We have audited the accompanying balance sheet of Downer’s Gap, Inc. as of August 31, 2007 and the related statements of operations, cash flows and stockholders’ equity for the period from June 11, 2007 (date of inception) to August 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these financial statements in accordance with the generally accepted auditing standards accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Downer’s Gap, Inc. as of August 31, 2007, and the results of its operations and its cash flows for the period ended August 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/  The Hall Group, CPAs

The Hall Group, CPAs

Dallas, Texas

October 1, 2007

1

DOWNER'S GAP, INC.
Balance Sheet
August 31, 2007

ASSETS

Current Assets
Cash and Cash Equivalents	$1,000
Other Current Assets	1,000
Total Current Assets	2,000

TOTAL ASSETS	$2,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable and Accrued Expenses	$10,297
Total Liabilities (All Current)	10,297

Stockholders' Equity
Common Stock (par value $0.001, 75,000,000 authorized,
2,050,000 issued and outstanding)	2,050
Retained Earnings (Deficit)	(10,347)
Total Stockholders' Equity (Deficit)	(8,297)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,000

See notes to Financial Statements

2

DOWNER'S GAP, INC.
Statement of Income
From June 11, 2007 (Date of Inception) to August 31, 2007

REVENUES	$0

OPERATING EXPENSES
Incorporation Fees	297
Professional Fees	10,000
Stock Compensation Expense	50
TOTAL OPERATING EXPENSES	10,347

NET OPERATING INCOME (LOSS)	(10,347)
Other Income and Expense
None	0

NET INCOME (LOSS) BEFORE TAXES	(10,347)

Provision for Income Taxes	0

NET (LOSS)	(10,347)

BEGINNING RETAINED EARNINGS	0

ENDING RETAINED EARNINGS (DEFICIT)	$(10,347)

EARNINGS PER SHARE

Weighted Average of Outstanding Shares	2,050,000

Income (Loss) for Common Stockholders	$(0.01)

See Notes to the Financial Statements

3

DOWNER'S GAP, INC.
Statement of Cash Flows
From June 11, 2007 (Date of Inception) to August 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss)	$(10,347)
Adjustments to reconcile net income to net cash
provided by operating activities:
(Increase) in Other Current Assets	(1,000)
Sale of Stock for Services	50
Increase in Accounts Payable and Accrued Expenses	10,297
Net Cash (Used) by Operating Activities	(1,000)

CASH FLOWS FROM INVESTING ACTIVITIES
None	0
Net Cash Provided by Investing Activities	0

CASH FLOWS FROM FINANCING ACTIVITIES
Sale of Stock for Cash	2,000
Net Cash Provided by Financing Activities	2,000

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,000

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	0

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,000

SUPPLEMENTAL DISCLOSURES

Cash Paid During the Year for Interest Expense	$0

See Notes to Financial Statements

4

DOWNER'S GAP, INC.
Statement of Changes in Stockholders' Equity
From June 11, 2007 (Date of Inception) to August 31, 2007

	Common		Paid In	Accumulated
	Shares	Amount	Capital	Deficit	Totals

Balance, June 11, 2007 (date of inception)	0	$0	$0	$0	$0

Sale of Common Shares	2,000,000	2,000	0		2,000
Issuance of Shares for Services	50,000	50			50
Net (Loss)				(10,347)	(10,347)

Balance, August 31, 2007	2,050,000	$2,050	$0	$(10,347)	$(8,297)

See Notes to Financial Statements

5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities, History and Organization:

Development Stage Company

Downer’s Gap, Inc. (a development stage company) (the “Company”) was incorporated under the laws of the State of Delaware on June 11, 2007.  The principal office of the corporation is 208 Jarvis Road, Perkinsville, Vermont 05151.

The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board and has not engaged in any business other than organizational efforts.  It has no full-time employees and owns no real property.  The Company intends to operate as a capital market access corporation by registering with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934.   After this, the Company intends to seek to acquire one or more existing businesses that have existing management, through merger or acquisition.   Management of the Company will have virtually unlimited discretion in determining the business activities in which the Company might engage.

Significant Accounting Policies:

The Company’s management selects accounting principles generally accepted in the United States of America and adopts methods for their application.  The application of accounting principles requires the estimating, matching and timing of revenue and expense.  Below is a summary of certain significant accounting policies selected by management.

Basis of Presentation:

The Company prepares its financial statements on the accrual basis of accounting.

Cash and Cash Equivalents:

All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

Income Taxes:

Income from the corporation is taxed at regular corporate rates per the Internal Revenue Code.  There are no provisions for current taxes due to net available operating losses.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

NOTE 2 – FIXED ASSETS

Fixed assets are $0 at August 31, 2007.

6

NOTE 3 – RELATED PARTY TRANSACTIONS

As of August 31, 2007 the Company’s officers and directors owned, or had beneficial ownership of 2,000,000 shares of its issued and outstanding common stock, constituting approximately 98% of the Company’s issued and outstanding stock.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company maintains its corporate office in the office of its CEO, for which it pays no rent.  There are no outstanding agreements with management for administrative services to be rendered to the Company.

NOTE 5 – EQUITY

The Company has 75,000,000, $.001 par value common shares authorized and 2,050,000 shares issued and outstanding.  These shares have full voting rights.  No preferred shares are authorized or outstanding.

No dividends or distributions have been made or authorized.  The Company had no other comprehensive income for the period covered.

NOTE 6 – INCOME TAXES

The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109), which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable.  Under SFAS No. 109, income tax expense consists of taxes payable for the year and the changes during the year in deferred assets and liabilities.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and financial reporting bases of assets and liabilities.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Since the realization of any deferred tax benefits is contingent upon future earnings, no deferred tax asset has been accrued since the likelihood of future earnings has not been demonstrated.

The Company had net losses for the period ended August 31, 2007 and therefore incurred no tax liabilities.

7

PART III

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Articles of Incorporation
3.2	By-Laws

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DOWNERS GAP, INC.

Date:  October 30, 2007

By:   /s/  David Kretzmer
               David Kretzmer, CEO

15